UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SPREADTRUM COMMUNICATIONS, INC.
(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share
(Title of Class of Securities)

849415203
(CUSIP Number)

December 31, 2012
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 849415203
1. Names of Reporting Persons. CARSEN LIMITED I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,092,716
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,092,716
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,092,716
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 1.5%[1]
12. Type of Reporting Person (See Instructions)

FI

1 Based on the number of Ordinary Shares outstanding as of December 31, 2012.

CUSIP No. 849415203
1. Names of Reporting Persons. Xiaoyan Ni I.R.S. Identification Nos. of above persons (entities only). Not applicable
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3. SEC Use Only
4. Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 2,092,716
7. Sole Dispositive Power 0
8. Shared Dispositive Power 2,092,716
9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,092,716
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11. Percent of Class Represented by Amount in Row (9) 1.5%[2]
12. Type of Reporting Person (See Instructions)

IN

2 Based on the number of Ordinary Shares outstanding as of December 31, 2012.

This Amendment No. 1 (this “Amendment”) to the Schedule 13G filed on August 4, 2011 (the “Schedule”) is being filed by Carsen Limited, a British Virgin Islands company (“Carsen”) and Xiaoyan Ni, a People’s Republic of China individual.

This Amendment amends and restates the Schedule as set forth below.

Item 1.

(a)	Name of Issuer

Spreadtrum Communications, Inc.

(b)	Address of Issuer’s Principal Executive Offices

Spreadtrum Center, Building No. 1

Lane 2288, Zuchongzhi Road

Zhangjiang, Shanghai 201203

People’s Republic of China

Item 2.

(a)	Names of Persons Filing

(i)	Carsen Limited

(ii)	Xiaoyan Ni

(b)	Address of Principal Business Office or, if none, Residence

(i)	Carsen Limited: 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

(ii)	Xiaoyan Ni: c/o Carsen Limited, 2nd Floor, Abbott Building, Road Town, Tortola, British Virgin Islands

(c)	Citizenship

(i)	Carsen Limited: British Virgin Islands

(ii)	Xiaoyan Ni: People’s Republic of China

(d)	Title of Class of Securities

Ordinary Shares, par value US$0.0001 per share

(e)	CUSIP Number

849415203

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C 78o).

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C 78c).

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C 78c).

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

The Schedule was filed pursuant to §240.13d-1(c) and this Amendment is being filed pursuant to §240.13d-2(b). The persons filing are not listed in Items 3(a) through 3(k).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

2,092,716

(b)	Percent of class:

1.5%

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

0

(ii) Shared power to vote or to direct the vote

2,092,716

(iii) Sole power to dispose or to direct the disposition of

0

(iv) Shared power to dispose or to direct the disposition of

2,092,716

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ X ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 25, 2013

CARSEN LIMITED

By:	/s/ Xiaoyan Ni
Name: Xiaoyan Ni Title: Executive Director

XIAOYAN NI

/s/ Xiaoyan Ni

Exhibit Index

Exhibit	Title
A	Joint Filing Agreement dated August 4, 2011 (incorporated by reference to Exhibit A of Schedule 13G (File No. 005-83777) filed with the Securities and Exchange Commission on August 4, 2011)